CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of October 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

NASDAQ Media release	11 October 2007
PHARMAXIS ANNOUNCES PLACEMENT OF $50 MILLION AND SHARE PURCHASE PLAN
Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that it had raised A$50 million through a placement to Australian, U.S., Asian and European institutions and professional investors. The placement strengthens the company’s balance sheet as Pharmaxis continues with a series of international Phase III trials and embarks on the expansion of its manufacturing operation in Sydney.
Pharmaxis will issue 12.8 million new fully paid ordinary shares at A$3.90 per share, an 8.9% discount to Pharmaxis’ last closing price on 8 October and a 2.0% discount to the volume weighted average share price over the past 30 days. The shares to be issued will rank equally with existing ordinary shares in the capital of the company. Shares sold to U.S. institutions have not been registered under the Securities Act of 1933 and were placed under an exemption from the Act.
Settlement of the placement is scheduled to take place on 16 October 2007.
A share purchase plan will be offered to all Australian and New Zealand shareholders who hold shares as at 7.00pm on 11 October 2007 and will afford the opportunity to purchase up to $5,000 worth of fully paid ordinary shares at the placement price of A$3.90, without brokerage or transaction costs. The share purchase plan offer opens on 19 October and closes on 09 November 2007.
- ends -

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 11 October 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer